July 12, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: John P. Nolan, Senior Assistant Chief Accountant

Re:	Western Alliance Bancorporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-32550

Ladies and Gentlemen:

Western Alliance Bancorporation (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated June 28, 2013 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an additional ten (10) business days to respond to the Comment Letter due to time constraints associated with our quarter end. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than Monday, July 29, 2013.

Should you have any questions regarding the request made herein, please do not hesitate to contact me at (602) 952-5475. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Dale Gibbons
Dale Gibbons
Chief Financial Officer

One East Washington Street, Suite 1400 • Phoenix, AZ 85004 • Phone: 602-386-3500